Exhibit 99.3

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Penn West Petroleum Ltd.

We have audited the accompanying consolidated financial statements of Penn West Petroleum Ltd., which comprise the Consolidated Balance Sheet as at December 31, 2015, and the Consolidated Statements of Loss, Changes in Shareholders’ Equity and Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Penn West Petroleum Ltd. as at December 31, 2015, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Penn West Petroleum Ltd.’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), and our report dated March 9, 2016 expressed an unqualified opinion on Penn West Petroleum Ltd.’s internal control over financial reporting.

“signed” Ernst & Young LLP

Chartered Professional Accountants

Calgary, Canada

March 9, 2016

PENN WEST 2015	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 1

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Shareholders of Penn West Petroleum Ltd.

We have audited Penn West Petroleum Ltd.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, (2013 Framework), (the COSO criteria). Penn West Petroleum Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Penn West Petroleum Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheet of Penn West Petroleum Ltd. as of December 31, 2015 and the Consolidated Statements of Loss, Changes in Shareholders’ Equity and Cash Flows for the year ended December 31, 2015 and our report dated March 9, 2016 expressed an unqualified opinion thereon.

“signed” Ernst & Young LLP

Chartered Professional Accountants

Calgary, Canada

March 9, 2016

PENN WEST 2015	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 2

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Penn West Petroleum Ltd.

We have audited the accompanying consolidated financial statements of Penn West Petroleum Ltd., which comprise the consolidated balance sheet as at December 31, 2014, the consolidated statement of loss, cash flow and changes in shareholders’ equity for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Penn West Petroleum Ltd. as at December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“signed” KPMG LLP

Chartered Professional Accountants

March 11, 2015

Calgary, Canada

PENN WEST 2015	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 3

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions)	Note	December 31, 2015	December 31, 2014

Assets
Current
Cash	4	$2	$67
Accounts receivable	4	154	182
Other	4	42	46
Deferred funding assets	5	63	84
Risk management	11	44	31

		305	410

Non-current
Deferred funding assets	5	168	195
Exploration and evaluation assets	6	243	505
Property, plant and equipment	7	5,145	7,906
Goodwill	8	—	734
Risk management	11	63	102

		5,619	9,442

Total assets		$5,924	$9,852

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	4	$380	$529
Dividends payable	15	—	70
Current portion of long-term debt	9	222	283
Decommissioning liability	10	21	52
Risk management	11	3	9

		626	943

Non-current
Long-term debt	9	1,718	1,866
Decommissioning liability	10	376	533
Risk management	11	—	10
Deferred tax liability	12	266	914
Other non-current liabilities	14	3	4

		2,989	4,270

Shareholders’ equity
Shareholders’ capital	13	8,994	8,983
Other reserves	13	92	89
Deficit		(6,151)	(3,490)

		2,935	5,582

Total liabilities and shareholders’ equity		$5,924	$9,852

Subsequent events (Notes 11, 14 and 19)

Commitments and contingencies (Note 19)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board of Directors of Penn West Petroleum Ltd.:

“signed”	“signed”

Richard L. George	Raymond D. Crossley
Chairman	Director

PENN WEST 2015	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 4

Penn West Petroleum Ltd.

Consolidated Statements of Loss

	Year ended December 31
(CAD millions, except per share amounts)	Note	2015	2014

Oil and natural gas sales and other income		$1,187	$2,433
Royalties		(128)	(374)

		1,059	2,059

Risk management gain	11	206	62

		1,265	2,121

Expenses
Operating	21	597	729
Transportation		46	45
General and administrative	21	92	131
Restructuring		33	17
Share-based compensation	14	6	12
Depletion, depreciation and impairment	7	2,367	1,384
Impairment of goodwill	8	706	1,100
Loss (gain) on dispositions	7	(85)	190
Foreign exchange loss	9	310	155
Exploration and evaluation	6	259	16
Financing	9	162	157
Accretion	10	37	36

		4,530	3,972

Loss before taxes		(3,265)	(1,851)

Deferred tax recovery	12	619	118

Net and comprehensive loss		$(2,646)	$(1,733)

Net loss per share
Basic	16	$(5.27)	$(3.51)
Diluted	16	$(5.27)	$(3.51)
Weighted average shares outstanding (millions)
Basic	16	502.0	493.7
Diluted	16	502.0	493.7

See accompanying notes to the consolidated financial statements.

PENN WEST 2015	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 5

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31
(CAD millions)	Note	2015	2014

Operating activities
Net loss		$(2,646)	$(1,733)
Depletion, depreciation and impairment	7	2,367	1,384
Impairment of goodwill	8	706	1,100
Loss (gain) on dispositions	7	(91)	190
Exploration and evaluation	6	259	16
Accretion	10	37	36
Deferred tax recovery	12	(617)	(118)
Share-based compensation	14	4	10
Unrealized risk management loss (gain)	11	10	(102)
Unrealized foreign exchange loss	9	151	152
Decommissioning expenditures	10	(36)	(55)
Change in non-cash working capital	17	31	(32)

		175	848

Investing activities
Capital expenditures		(470)	(732)
Property dispositions (acquisitions), net		800	560
Change in non-cash working capital	17	(134)	59

		196	(113)

Financing activities
Increase (decrease) in long-term debt	9	462	(403)
Repayment of senior notes	9	(982)	(62)
Issue of equity		—	11
Realized foreign exchange loss on repayments	9	159	3
Dividends paid		(75)	(217)

		(436)	(668)

Change in cash		(65)	67
Cash, beginning of year		67	—

Cash, end of year		$2	$67

See accompanying notes to the consolidated financial statements.

PENN WEST 2015	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 6

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

	Note	Shareholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2015		$8,983	$89	$(3,490)	$5,582
Net and comprehensive loss		—	—	(2,646)	(2,646)
Share-based compensation	14	—	4	—	4
Issued on exercise of options	13	1	(1)	—	—
Issued to dividend reinvestment plan	13	10	—	—	10
Dividends declared	15	—	—	(15)	(15)

Balance at December 31, 2015		$8,994	$92	$(6,151)	$2,935

	Note	Shareholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2014		$8,913	$80	$(1,480)	$7,513
Net and comprehensive loss		—	—	(1,733)	(1,733)
Share-based compensation	14	—	10	—	10
Issued on exercise of options and share rights	13	12	(1)	—	11
Issued to dividend reinvestment plan	13	58	—	—	58
Dividends declared	15	—	—	(277)	(277)

Balance at December 31, 2014		$8,983	$89	$(3,490)	$5,582

See accompanying notes to the consolidated financial statements.

PENN WEST 2015	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 7

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 11)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

Penn West operates under the trade names of Penn West and Penn West Exploration.

2. Basis of presentation and statement of compliance

a) Statement of Compliance

These annual consolidated financial statements are prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The annual consolidated financial statements have been prepared on a historical cost basis, except risk management assets and liabilities which are recorded at fair value as discussed in Note 11.

The annual consolidated financial statements of the Company for the year ended December 31, 2015 were approved for issuance by the Board of Directors on March 9, 2016.

b) Basis of Presentation

The annual consolidated financial statements include the accounts of Penn West, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 8

3. Significant accounting policies

a) Critical accounting judgments and key estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. These and other estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in these estimates could be material.

Management also makes judgments while applying accounting policies that could affect amounts recorded in its consolidated financial statements. Significant judgments include the identification of cash generating units (“CGUs”) for impairment testing purposes, determining whether a CGU or Exploration and Evaluation (“E&E”) asset has an impairment indicator and determining whether an E&E asset is technically feasible and commercially viable.

The following are the estimates that management has made in applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements.

i) Reserve estimates

Commercial petroleum reserves are determined based on estimates of petroleum-in-place, recovery factors and future oil and natural gas prices and costs. Penn West engages an independent qualified reserve evaluator to audit or evaluate all of the Company’s oil and natural gas reserves at each year-end.

Reserve adjustments are made annually based on actual oil and natural gas volumes produced, the results from capital programs, revisions to previous estimates, new discoveries and acquisitions and dispositions made during the year and the effect of changes in forecast future crude oil and natural gas prices. There are a number of estimates and assumptions that affect the process of evaluating reserves.

Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a high degree of certainty (at least 90 percent) those quantities will be exceeded. Proved plus probable reserves are the estimated quantities of crude oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a 50 percent certainty those quantities will or will not be exceeded. Penn West reports production and reserve quantities in accordance with Canadian practices and specifically in accordance with “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”).

The estimate of proved plus probable reserves is an essential part of the depletion calculation, the impairment test and hence the recorded amount of oil and gas assets.

Contingent Resources are defined in the COGE Handbook as those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which do not currently qualify as Reserves or commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. The estimate of contingent resources may be included as part of the recoverable amount in the impairment test.

Penn West cautions users of this information that the process of estimating crude oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on current and forecast economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include commodity prices, new technology, changing economic conditions, future reservoir performance and forecast development activity.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 9

ii) Recoverability of asset carrying values

Penn West assesses its property, plant and equipment (“PP&E”) and goodwill for impairment by comparing the carrying amount to the recoverable amount of the underlying assets. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. Future cash flows are calculated based on estimates of future commodity prices and inflation and are discounted based on management’s current assessment of market conditions.

iii) Recoverability of exploration and evaluation assets

E&E assets are assessed for impairment by comparing the carrying amount to the recoverable amount. The assessment of the recoverable amount involves a number of assumptions, including the timing, likelihood and amount of commercial production, further resource assessment plans, and future revenue and costs expected from the asset, if any.

iv) Decommissioning liability

Penn West recognizes a provision for future abandonment activities in the consolidated financial statements at the net present value of the estimated future expenditures required to settle the estimated obligation at the balance sheet date. The measurement of the decommissioning liability involves the use of estimates and assumptions including the discount rate, the amount and expected timing of future abandonment costs and the inflation rate related thereto. The estimates were made by management and external consultants considering current costs, technology and enacted legislation.

v) Fair value calculation on share-based payments

The fair value of share-based payments is calculated using a Black-Scholes model. There are a number of estimates used in the calculation such as the expected future forfeiture rate, the expected period the share-based compensation is outstanding and the future price volatility of the underlying security all of which can vary from expectations. The factors applied in the calculation are management’s estimates based on historical information and future forecasts.

vi) Fair value of risk management contracts

Penn West records risk management contracts at fair value with changes in fair value recognized in income. The fair values are determined using external counterparty information which is compared to observable market data.

vii) Taxation

The calculation of deferred income taxes is based on a number of assumptions including estimating the future periods in which temporary differences and other tax credits will reverse and the general assumption that substantively enacted future tax rates at the balance sheet date will be in effect when differences reverse.

viii) Litigation

Penn West records provisions related to legal matters if it is probable that the Company will not be successful in defending the claim and if an amount can be reasonably estimated. Determining the probability of a claim being defended is subject to considerable judgment. Additionally, the potential claim is generally a wide range of figures and a single estimate must be made when recording a provision. Contingencies will only be resolved or unfounded when one or more future events occur. The assessment of contingencies involves significant judgment and estimates of the potential outcome of future events.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 10

ix) Basis of Presentation

In the preparation of Financial Statements, Management is required to identify when events or conditions indicate that significant doubt may exist about the Company’s ability continue as a going concern.

Significant doubt about the Company’s ability to continue as a going concern would exist when relevant conditions and events, considered in the aggregate, indicate that it is probable that the Company will not be able to meet its obligations as they become due for a period at least, but not limited to twelve months from the balance sheet date. When the Company identifies conditions or events that raise potential for significant doubt about its ability to continue as a going concern, the Company considers whether its plans that are intended to mitigate those relevant conditions or events will alleviate the potential significant doubt. The mitigating effect of management’s plans are considered to the extent that; i) it is probable that the plans will be effectively implemented and, if so, ii) it is probable that the plans will mitigate the conditions or events that raise significant doubt about the company’s ability to continue as a going concern.

In order to address the Company’s liquidity issues, management is actively addressing this as follows:

The Company’s Board of Directors recently approved a capital budget of $50 million for fiscal 2016. This budget responds to the significant decline in commodity prices and includes capital spending levels 90 per cent lower than the 2015 planned capital program and limits total expenditures to funds flow from operations.

As a result of continued declines in commodity price forecasts, if current strip pricing continues, the Company anticipates it will not be in compliance with its existing financial covenants by the end of the second quarter of 2016. The Company is considering several options that address the risk of default, including engaging its lenders to amend its financial covenants, reaching agreements on additional non-core property dispositions or securing additional subordinated debt and/or equity capital from strategic investors. Additionally, due to an active hedging program, the Company has a number of favorable hedging positions which could be monetized if approved by its lenders.

After considering its plans to mitigate the going concern risk, Management has concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. Furthermore, the estimates made by management in reaching this conclusion are based on information available as of the date these financial statements were authorized for issuance. Accordingly, actual circumstances will differ from those estimates and the variation may be material.

b) Business combinations

Penn West uses the acquisition method to account for business combinations. The net identifiable assets and liabilities acquired in transactions are generally measured at their fair value on the acquisition date. The acquisition date is the closing date of the business combination. Acquisition costs incurred by Penn West to complete a business combination are expensed in the period incurred except for costs related to the issue of any debt or equity securities, which are recognized based on the nature of the related financing instrument.

Revisions may be made to the initial recognized amounts determined during the measurement period, which shall not exceed one year after the close date of the acquisition.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 11

c) Goodwill

Penn West recognizes goodwill on a business combination when the total purchase consideration exceeds the net identifiable assets acquired and liabilities assumed of the acquired entity. Following initial recognition, goodwill is recognized at cost less any accumulated impairment losses.

Goodwill is not amortized and the carrying amount is assessed for impairment on an annual basis at December 31, or more frequently if circumstances arise that indicate impairment may have occurred. To test for impairment, the carrying amount of the CGU including goodwill, if any, associated with the CGU, is compared to the recoverable amount of the CGU or group of CGUs to which the goodwill is associated. If the recoverable amount of the CGU exceeds the carrying value, then no impairment exists. If the carrying value of the CGU exceeds the recoverable amount of the CGU, then an impairment loss shall be recorded. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell and its value-in-use. Goodwill impairment losses are not reversed in subsequent periods.

d) Revenue

Penn West generally recognizes oil and natural gas revenue when title passes from Penn West to the purchaser or, in the case of services, as contracted services are performed.

Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of crude oil, natural gas and natural gas liquids (prior to deduction of transportation costs) is recognized when all the following conditions have been satisfied:

•	The significant risks and rewards of ownership of the goods have been transferred to the buyer;

•	There is no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

•	The amount of revenue can be reliably measured;

•	It is probable that the economic benefits associated with the transaction will flow to Penn West; and

•	The costs incurred or to be incurred in respect of the transaction can be reliably measured.

e) Joint arrangements

The consolidated financial statements include Penn West’s proportionate interest of jointly controlled assets and liabilities and its proportionate interest of the revenue, royalties and operating expenses. A significant portion of Penn West’s exploration and development activities are conducted jointly with others and involve jointly controlled assets. Under such arrangements, Penn West has the exclusive rights to its proportionate interest in the assets and the economic benefits generated from its share of the assets. Income from the sale or use of Penn West’s interest in jointly controlled assets and its share of expenses is recognized when it is probable that the economic benefits associated with the transactions will flow to/from Penn West and the amounts can be reliably measured.

The Peace River Oil Partnership is a joint operation and Penn West records its 55 percent interest of revenues, expenses, assets and liabilities.

f) Transportation expense

Transportation costs are paid by Penn West for the shipping of natural gas, crude oil and natural gas liquids from the wellhead to the point of title transfer to buyers. These costs are recognized as services are received.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 12

g) Foreign currency translation

Penn West and each of its subsidiaries use the Canadian dollar as their functional currency. Monetary items, such as accounts receivable and long-term debt, are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items, such as PP&E, are translated to Canadian dollars at the rate of exchange in effect when the associated transactions occurred. Revenues and expenses denominated in foreign currencies are translated at the exchange rate on the date of the transaction. Foreign exchange gains or losses on translation are included in income.

h) E&E

i) Measurement and recognition

E&E assets are initially measured at cost. Items included in E&E primarily relate to exploratory drilling, geological & geophysical activities, acquisition of mineral rights and technical studies. These expenditures are classified as E&E assets until the technical feasibility and commercial viability of extracting oil and natural gas from the assets has been determined.

ii) Transfer to PP&E

E&E assets are transferred to PP&E when they are technically feasible and commercially viable which is generally when proved reserves have been assigned to the asset. If proved reserves will not be established through the completion of E&E activities and there are no plans for development activity in a field, based on their recoverable amount, the E&E assets are charged to income as E&E expense. Any revenue, royalties, operating expenses and depletion prior to transfer are recognized in the statement of income (loss).

iii) Pre-license costs

Pre-license expenditures incurred before Penn West has obtained the legal rights to explore for hydrocarbons in a specific area are expensed.

iv) Impairment

E&E assets are tested for impairment when facts or circumstances indicate that a possible impairment may exist and prior to reclassification to PP&E. E&E impairment losses may be reversed in subsequent periods.

i) PP&E

i) Measurement and recognition

Oil & Gas properties are included in PP&E at cost, less accumulated depletion and depreciation and any impairment losses. The cost of PP&E includes costs incurred initially to acquire or construct the item and betterment costs.

Capital expenditures are recognized as PP&E when it is probable that future economic benefits associated with the investment will flow to Penn West and the cost can be reliably measured. PP&E includes capital expenditures incurred in the development phases, acquisition and disposition of PP&E, costs transferred from E&E and additions to the decommissioning liability.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 13

ii) Depletion and Depreciation

Except for components with a useful life shorter than the reserve life of the associated property, resource properties are depleted using the unit-of-production method based on production volumes before royalties in relation to total proved plus probable reserves. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, Penn West includes estimated future costs to develop proved plus probable reserves and excludes estimated equipment salvage values. Changes to reserve estimates are included in the depletion calculation prospectively.

Components of PP&E that are not depleted using the unit-of-production method are depreciated on a straight-line basis over their useful life. The turnaround component has an estimated useful life of three to five years and the corporate asset component has an estimated useful life of 10 years.

iii) Derecognition

The carrying amount of an item of PP&E is derecognized when no future economic benefits are expected from its use or upon sale to a third party. The gain or loss arising from derecognition is included in income and is measured as the difference between the net proceeds, if any, and the carrying amount of the asset.

iv) Major maintenance and repairs

Ongoing costs to maintain properties are generally expensed as incurred. These costs include the cost of labour, consumables and small parts. The costs of material replacement parts, turnarounds and major inspections are capitalized provided it is probable that future economic benefits in excess of cost will be realized and such benefits are expected to extend beyond the current operating period. The carrying amount of a replaced part is derecognized in accordance with Penn West’s derecognition policies.

v) Impairment of oil and natural gas properties

Penn West reviews oil and gas properties for circumstances that indicate its assets may be impaired at the end of each reporting period. These indicators can be internal (i.e. reserve changes) or external (i.e. market conditions) in nature. If an indication of impairment exists, Penn West completes an impairment test, which compares the estimated recoverable amount to the carrying value. The estimated recoverable amount is defined under IAS 36 (“Impairment of Assets”) as the higher of an asset’s or CGU’s fair value less costs to sell and its value-in-use.

Where the recoverable amount is less than the carrying amount, the CGU is considered to be impaired. Impairment losses identified for a CGU are allocated on a pro rata basis to the asset categories within the CGU. The impairment loss is recognized as an expense in income.

Value-in-use is computed as the present value of future cash flows expected to be derived from production. Present values are calculated using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Under the fair value less cost to sell method the recoverable amount is determined using various factors, which can include external factors such as observable market conditions and comparable transactions and internal factors such as discounted cash flows related to reserve and resource studies and future development plans.

Impairment losses related to PP&E can be reversed in future periods if the estimated recoverable amount of the asset exceeds the carrying value. The impairment recovery is limited to a maximum of the estimated depleted historical cost if the impairment had not been recognized. The reversal of the impairment loss is recognized in depletion, depreciation and impairment.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 14

vi) Other Property, Plant and Equipment

Penn West’s corporate assets include computer hardware and software, office furniture, buildings and leasehold improvements and are depreciated on a straight-line basis over their useful lives. Corporate assets are tested for impairment separately from oil and gas assets.

j) Share-based payments

The fair value of options granted under the Stock Option Plan (the “Option Plan”) are recognized as compensation expense with a corresponding increase to other reserves in shareholders’ equity over the term of the options based on a graded vesting schedule. Penn West measures the fair value of options granted under these plans at the grant date using the Black-Scholes option-pricing model. The fair value is based on market prices and considers the terms and conditions of the share options granted.

The fair value of awards granted under the Restricted Share Unit Plan (“RSU”), the Deferred Share Unit Plan (“DSU”) and the Performance Share Unit Plan (“PSU”) are based on a fair value calculation on each reporting date using the awards outstanding and Penn West’s share price from the Toronto Stock Exchange (“TSX”) on each balance sheet date. The fair value of the awards is expensed over the vesting period based on a graded vesting schedule. Subsequent increases and decreases in the underlying share price result in increases and decreases, respectively, to the accrued obligation until the related instruments are settled.

k) Provisions

i) General

Provisions are recognized based on an estimate of expenditures required to settle present obligations at the end of the reporting period. The provision is risk adjusted to take into account any uncertainties. When the effect of the time value of money is material, the amount of a provision is calculated as the present value of the future expenditures required to settle the obligations. The discount rate reflects the current assessment of the time value of money and risks specific to the liability when those risks have not already been reflected as an adjustment to future cash flows.

ii) Decommissioning liability

The decommissioning liability is the present value of Penn West’s future costs of obligations for property, facility and pipeline abandonment and site restoration. The liability is recognized on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability and the related asset. Actual decommissioning expenditures, up to the recorded liability at the time, are charged to the liability as the costs are incurred. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset.

l) Leases

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership of the related asset to the lessee. Operating lease payments are expensed on a straight-line basis over the life of the lease.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 15

m) Share capital

Common shares are classified as equity. Share issue costs are recorded in shareholder’s equity, net of applicable taxes. Dividends are paid at the discretion of the Board of Directors and are deducted from retained earnings.

If issued, preferred shares would be classified as equity and could be issued in one or more series.

n) Earnings per share

Earnings per share is calculated by dividing net income or loss attributable to the shareholders by the weighted average number of common shares outstanding during the period. Penn West computes the dilutive impact of equity instruments other than common shares assuming the proceeds received from the exercise of in-the-money share options are used to purchase common shares at average market prices.

o) Taxation

Income taxes are based on taxable income in a taxation year. Taxable income normally differs from income reported in the consolidated statement of income as it excludes items of income or expense that are taxable or deductible in other years or are not taxable or deductible for income tax purposes.

Penn West uses the liability method of accounting for deferred income taxes. Temporary differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Deferred income taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when deferred income tax assets and liabilities are realized or settled.

p) Financial instruments

Financial instruments are measured at fair value and recorded on the balance sheet upon initial recognition of an instrument. Subsequent measurement and changes in fair value will depend on initial classification, as follows:

•	Fair value through profit or loss financial assets and liabilities and derivative instruments classified as held for trading or designated as fair value through profit or loss are measured at fair value and subsequent changes in fair value are recognized in income;

•	Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market are initially measured at fair value with subsequent changes at amortized cost;

•	Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in equity until the instrument or a portion thereof is derecognized or impaired at which time the amounts would be recognized in income;

•	Held to maturity financial assets and loans and receivables are initially measured at fair value with subsequent measurement at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial asset and allocates interest income or expense over the applicable period. The rate used discounts the estimated future cash flows over either the expected life of the financial asset or liability or a shorter time-frame if it is deemed appropriate; and

•	Other financial liabilities are initially measured at fair value with subsequent changes to fair value measured at amortized cost.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 16

Penn West’s current classifications are as follows:

•	Cash and cash equivalents and accounts receivable are designated as loans and receivables;

•	Accounts payable and accrued liabilities, dividends payable and long-term debt are designated as other financial liabilities; and

•	Risk management contracts are derivative financial instruments measured at fair value through profit or loss.

Penn West assesses each financial instrument, except those valued at fair value through profit or loss, for impairment at the reporting date and records the gain or loss in income during the period.

q) Embedded derivatives

An embedded derivative is a component of a contract that affects the terms of another factor, for example, rent costs that fluctuate with oil prices. These “hybrid” contracts are considered to consist of a “host” contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative if the following conditions are met:

•	The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•	The embedded item, itself, meets the definition of a derivative; and

•	The hybrid contract is not measured at fair value or designated as held for trading.

At December 31, 2015, Penn West had an embedded derivative related to a crude oil assignment contract; please refer to note 11 for details.

r) Classification of debt or equity

Penn West classifies financial liabilities and equity instruments in accordance with the substance of the contractual arrangement and the definitions of a financial liability or an equity instrument.

Penn West’s debt instruments currently have requirements to deliver cash at the end of the term thus are classified as liabilities.

s) Enhanced oil recovery

The value of proprietary injectants is not recognized as revenue until produced and sold to third parties. The cost of injectants purchased from third parties for enhanced oil recovery projects is included in PP&E. Injectant costs are depleted over the period of expected future economic benefit on a unit-of-production basis. Costs associated with the production of proprietary injectants are expensed.

t) Future accounting pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IAS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 17

The IASB issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognise assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after January 1, 2019. Penn West is currently assessing the impact of the standard.

4. Working capital

	As at December 31
	2015	2014
Cash	$2	$67

Components of accounts receivable
Trade	$84	$55
Accruals	70	127

	$154	$182

Components of other assets
Prepaid expenses	$37	$41
Other	5	5

	$42	$46

Components of accounts payable and accrued liabilities
Accounts payable	$140	$79
Royalty payable	58	82
Capital accrual	65	195
Operating accrual	76	102
Share-based compensation liability	4	5
Other	37	66

	$380	$529

Accounts receivable

Penn West continuously monitors credit risk and maintains credit policies to ensure collection risk is limited. Receivables are primarily with customers in the oil and gas industry and are subject to normal industry credit risk. Receivables over 90 days are classified as past due and are assessed for collectability. If an amount is deemed to be uncollectible, it is expensed through income.

As at December 31, based on Penn West’s credit assessments, provisions have been made for amounts deemed uncollectible. As at December 31, the following accounts receivable amounts were outstanding.

	Current	30-90 days	90+ days	Total
2015	$102	$35	$17	$154
2014	$159	$16	$7	$182

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 18

5. Deferred funding assets

Deferred funding amounts relate to Penn West’s share of capital and operating expenses to be funded by Penn West’s partner in the Peace River Oil Partnership and Penn West’s share of capital expenditures to be funded by Penn West’s partner in the Cordova Joint Venture. Amounts expected to be settled within the next 12 months are classified as current.

	As at December 31
	2015	2014
Peace River Oil Partnership	$149	$195
Cordova Joint Venture	82	84

Total	$231	$279

Current portion	$63	$84
Long-term portion	168	195

Total	$231	$279

6. Exploration and evaluation assets

	Year ended December 31
	2015	2014
Balance, beginning of year	$505	$645
Capital expenditures	10	92
Joint venture, carried capital	—	16
Expensed	(7)	(16)
Impairment	(252)	—
Transfers to PP&E	(13)	(232)

Balance, end of year	$243	$505

On December 31, 2015 as a result of a decrease in commodity price forecasts and an associated reduction in Penn West’s planned future capital expenditures, Penn West assessed its E&E plays for impairment indicators. Due to minimal capital activity planned in its natural gas weighted properties within the Cordova area of British Columbia, the Company completed an impairment test on this property and concluded that the carrying amount exceeded its fair value which resulted in an impairment charge of $185 million ($252 million before-tax). In the future, as commodity price forecasts fluctuate, the Company will assess its plans in the area which could lead to an increase in the recoverable amount and the potential for a reversal of the impairment.

At December 31, 2014, no impairment existed related to exploration and evaluation assets. An impairment test was completed on amounts reclassified into PP&E during 2014 at which time the estimated fair value exceeded the carrying amount and no impairment was indicated.

Penn West’s non-cash E&E expense primarily relates to land expiries and minor properties not expected to be continued into the development phase.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 19

7. Property, plant and equipment

Cost

	Oil and gas assets	Facilities	Turnarounds	Corporate assets	Total
Balance at January 1, 2014	$12,356	$5,450	$15	$153	$17,974
Capital expenditures	397	232	—	11	640
Joint venture, carried capital	13	—	—	—	13
Acquisitions	10	2	—	—	12
Dispositions	(1,133)	(283)	—	—	(1,416)
Transfers from E&E	186	46	—	—	232
Net decommissioning additions	1	—	—	—	1

Balance at December 31, 2014	$11,830	$5,447	$15	$164	$17,456
Capital expenditures	288	167	—	5	460
Joint venture, carried capital	31	—	—	—	31
Acquisitions	6	1	—	—	7
Dispositions	(1,231)	(308)	—	—	(1,539)
Transfers from E&E	10	3	—	—	13
SR&ED tax credits (note 12)	(29)	—	—	—	(29)
Net decommissioning dispositions	(189)	—	—	—	(189)

Balance at December 31, 2015	$10,716	$5,310	$15	$169	$16,210

Accumulated depletion, depreciation and impairment

	Oil and gas Assets	Facilities	Turnarounds	Corporate assets	Total
Balance at January 1, 2014	$6,947	$1,873	$12	$67	$8,899
Depletion and depreciation	576	160	1	13	750
Impairments	413	221	—	—	634
Dispositions	(586)	(147)	—	—	(733)

Balance at December 31, 2014	$7,350	$2,107	$13	$80	$9,550
Depletion and depreciation	503	149	1	14	667
Impairments	1,360	340	—	—	1,700
Dispositions	(682)	(170)	—	—	(852)

Balance at December 31, 2015	$8,531	$2,426	$14	$94	$11,065

Net book value

	As at December 31
	2015	2014
Total	$5,145	$7,906

In 2015, Penn West recorded a net gain on dispositions of $85 million (2014 - $190 million loss), which included $6 million expense related to advisory fees (2014 – nil).

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 20

Due to decreases in commodity price forecasts from September 30, 2015, Penn West determined that there were indicators of impairment at December 31, 2015 and completed impairment tests on all CGU’s and consequently recorded an $632 million impairment charge ($866 million before-tax). On a CGU basis, the after-tax impairment charges were as follows: Swan Hills ($228 million), Slave Point ($133 million), Cardium ($130 million), Edmonton ($73 million), Fort St. John ($42 million) and Wainwright ($26 million). The impairments recorded in areas outside the Cardium were primarily due to lower commodity price forecasts compared to September 30, 2015, lower estimated reserve recoveries and minimal future development capital planned in these areas. The impairment in the Cardium was due to lower commodity price forecasts compared to September 30, 2015 and a reduction in future development costs to align with the Company’s current year capital budget. The Company will continue to assess its development plans in all areas as commodity prices fluctuate which could result in an increase in the recoverable amount and the potential for a reversal of the impairment.

The recoverable amounts used in the impairment tests were based on either the fair value less cost to sell or the value-in-use method depending on the CGU and were calculated using proved plus probable reserves and incremental development drilling locations supported by contingent resource studies at a pre-tax discount rate of 10 percent. The incremental development drilling location value was based on management’s internal estimates considering well performance and recent well and type curve assumptions. The contingent resources were based on external contingent resource evaluations and were updated to reflect the current cost structure of the Company and the benchmark prices and assumptions as outlined below.

The following table outlines benchmark prices the Company used in the impairment tests as at December 31, 2015:

	WTI ($US/ bbl)	AECO ($CAD/mcf)	Exchange rate ($US equals $1 CAD)
2016	$45.00	$2.25	$0.75
2017	60.00	2.95	0.80
2018	70.00	3.42	0.83
2019	80.00	3.91	0.85
2020	81.20	4.20	0.85
2021 – 2026	$85.57	$4.47	$0.85
Thereafter (inflation percentage)	1.5%	1.5%	—

During the third quarter of 2015, Penn West recorded a $318 million impairment charge ($435 million before-tax) related to certain properties in the Fort St. John area of northeastern British Columbia and in the Swan Hills and Wainwright areas of Alberta primarily as a result of decreases in commodity price forecasts. Also, as a result of entering into two definitive sale agreements during the third quarter of 2015, at September 30, 2015, the Company classified certain non-core assets located in the Mitsue area of Central Alberta and in the Weyburn area of Southeast Saskatchewan as assets held for sale and recorded a $291 million impairment ($399 million before-tax). During the fourth quarter of 2015, the Mitsue disposition closed for total proceeds of $193 million and the Weyburn disposition closed for total proceeds of $205 million, subject to post-closing adjustments.

On December 31, 2014, Penn West recorded a $473 million impairment charge ($634 million after-tax) primarily related to certain properties in the Fort St. John area of northeastern British Columbia, in the Swan Hills area of Alberta and in certain properties in Manitoba. This was mainly due to lower commodity price forecasts compared to the prior year and minimal future development capital planned in these areas. The recoverable amounts used in the impairment tests, based on fair value less cost to sell, related to these CGUs were calculated using proved plus probable reserves and incremental development drilling locations at a pre-tax discount rate of 10 percent.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 21

8. Goodwill

	Year ended December 31
	2015	2014
Balance, beginning of year	$734	$1,912
Dispositions	(28)	(78)
Impairment	(706)	(1,100)

Balance, end of year	$—	$734

Penn West’s opening goodwill balance is primarily associated with a group of CGUs which represent light-oil properties in the Cardium, Slave Point, Swan Hills and Edmonton areas of Alberta and the Viking primarily within Saskatchewan.

Penn West completed a goodwill impairment test on the group of CGUs at December 31, 2015 and the carrying value exceeded the recoverable amount resulting in an impairment charge of $684 million. The recoverable amount was determined based on the fair value less cost to sell method. The key assumptions used in determining the recoverable amount include the forecasted commodity prices, future development costs, future cash flows using reserve and resource forecasts, discount rates, foreign exchange rates and inflation rates estimated by independent reserve engineers and other internal estimates based on historical experiences and trends.

These values were based on future cash flows of proved plus probable reserves discounted at a rate of pre-tax 10 percent (2014 – 10 percent). The future cash flows also consider, when appropriate, past capital activities, competitor analysis, observable market conditions, comparable transactions and future development costs primarily based on anticipated development capital programs.

Additionally during 2015, the Company recorded $22 million of goodwill impairment as a result of classifying certain non-core assets as assets held for sale during the third quarter.

On December 31, 2014, Penn West completed a goodwill impairment test and the carrying value exceeded the recoverable, thus an impairment was recorded. The recoverable amount was determined based on the fair value less cost to sell method.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 22

9. Long-term debt

	As at December 31
	2015	2014
Bankers’ acceptances and prime rate loans	$462	$—

U.S. Senior secured notes – 2007 Notes (1)
6.18%, US$160 million, matured May 31, 2015	—	185
7.30%, US$98 million, maturing May 31, 2017	136	180
7.40%, US$85 million, maturing May 31, 2019	118	162
7.55%, US$10 million, maturing May 31, 2022	14	23
Senior secured notes – 2008 Notes (1)
7.62%, US$118 million, maturing May 29, 2016	164	177
7.66%, CAD$30 million, maturing May 29, 2018	30	30
7.80%, US$180 million, maturing May 29, 2018	249	323
7.90%, US$36 million, maturing May 29, 2020	49	57
UK Senior secured notes – UK Notes (1)
6.95%, £35 million, maturing July 31, 2018 (2)	71	103
Senior secured notes – 2009 Notes (1)
10.39%, US$18 million, maturing May 5, 2016	24	40
10.82%, US$32 million, maturing May 5, 2019	44	39
10.39%, US$15 million, maturing May 5, 2019 (3)	20	29
9.15%, £14 million, maturing May 5, 2019 (4)	29	36
9.22%, €6 million, maturing May 5, 2019 (5)	9	14
Senior secured notes – 2010 Q1 Notes (1)
4.53%, US$28 million, matured March 16, 2015	—	32
4.88%, CAD$50 million, matured March 16, 2015	—	50
6.79%, US$51 million, maturing March 16, 2017	71	75
7.35%, US$74 million, maturing March 16, 2020	103	132
7.45%, US$13 million, maturing March 16, 2022	17	29
7.60%, US$10 million, maturing March 16, 2025	14	23
Senior secured notes – 2010 Q4 Notes (1)
5.94%, CAD$7 million, matured December 2, 2015	—	10
5.67%, US$18 million, maturing December 2, 2017	25	21
6.88%, CAD$27 million, maturing December 2, 2020	27	50
6.38%, US$60 million, maturing December 2, 2020	83	98
6.48%, US$18 million, maturing December 2, 2022	25	21
6.73%, US$25 million, maturing December 2, 2025	35	58
Senior secured notes – 2011 Q4 Notes (1)
5.14%, US$20 million, maturing November 30, 2016	27	29
5.73%, US$3 million, maturing November 30, 2018	4	14
6.13%, CAD$16 million, maturing November 30, 2018	16	30
6.29%, US$53 million, maturing November 30, 2021	74	79

Total long-term debt	$1,940	$2,149

(1)	Interest rate per note can fluctuate based on consolidated debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes bear interest at 8.45 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment (refer to Note 11).
(3)	This portion of the 2009 Notes has equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining six years.
(4)	These notes bear interest at 10.65 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 9.15 percent in Canadian dollars and to fix the exchange rate on the repayment (refer to Note 11).
(5)	These notes bear interest at 10.72 percent in Euros, however, contracts were entered into which fixed the interest rate at 9.22 percent in Canadian dollars and to fix the exchange rate on the repayment (refer to Note 11).

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 23

There were no senior notes issued in either 2015 or 2014.

The split between current and non-current long-term debt is as follows:

	As at December 31
	2015	2014
Current portion	$222	$283
Long-term portion	1,718	1,866

Total	$1,940	$2,149

Additional information on Penn West’s senior secured notes was as follows:

	As at December 31
	2015	2014
Weighted average remaining life (years)	3.1	3.7
Weighted average interest rate (1)	7.6%	6.0%

(1)	Includes the effect of cross currency swaps (refer to note 11).

The estimated fair values of the principal and interest obligations of the outstanding senior secured notes were as follows:

	As at December 31
	2015	2014
2007 Notes	$249	$560
2008 Notes	470	612
UK Notes	66	106
2009 Notes	123	183
2010 Q1 Notes	183	339
2010 Q4 Notes	176	239
2011 Notes	101	141

Total	$1,368	$2,180

At December 31, 2015, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion maturing on May 6, 2019. The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At December 31, 2015, the Company had $689 million of unused credit capacity available.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. As at December 31, 2015, 24 percent (2014 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

Letters of credit totalling $49 million were outstanding on December 31, 2015 (2014 – $30 million) that reduce the amount otherwise available to be drawn on the bank facility.

During 2015, Penn West repaid senior notes in an aggregate amount of US$193 million and $57 million as part of normal maturities and additional amounts of US$445 million, $40 million, £28 million and €4 million of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds. In 2015, Penn West also repaid a total of $147 million outstanding under its syndicated bank facility using asset disposition proceeds. Penn West records unrealized foreign exchange gains or losses on its senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 24

The split between realized and unrealized foreign exchange is as follows:

	Year ended December 31
	2015	2014
Realized foreign exchange loss on debt maturities	$(36)	$(3)
Realized foreign exchange loss on debt pre-payments	(123)	—
Unrealized foreign exchange loss	(151)	(152)

Foreign exchange loss	$(310)	$(155)

The Company is subject to certain financial covenants under its syndicated bank facility and senior notes. These types of financial covenants are typical for senior lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization, as more specifically defined in the applicable lending agreements. At December 31, 2015, the Company was in compliance with all of its financial covenants under such lending agreements.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after September 30, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility. During 2015, Penn West had closed $800 million in asset dispositions with the proceeds used for debt prepayments to its noteholders and syndicated bank facility.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 25

As a result of continued declines in commodity price forecasts, if current strip pricing continues, the Company anticipates it will not be in compliance with its existing financial covenants by the end of the second quarter of 2016. The Company is considering several options that address the risk of default, including engaging its lenders to amend its financial covenants, reaching agreements on additional non-core property dispositions or securing additional subordinated debt and/or equity capital from strategic investors. Additionally, due to an active hedging program, the Company has a number of favorable hedging positions which could be monetized if approved by its lenders.

10. Decommissioning liability

The decommissioning liability is based upon the present value of Penn West’s net share of estimated future costs of obligations to abandon and reclaim all wells, facilities and pipelines. These estimates were made by management using information from internal analysis and external consultants assuming current costs, technology and enacted legislation.

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (2014 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.5 percent (2014 – 6.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

The split between current and non-current decommissioning liability is as follows:

	As at December 31
	2015	2014
Current portion	$21	$52
Long-term portion	376	533

Total	$397	$585

Changes to the decommissioning liability were as follows:

	Year ended December 31
	2015	2014
Balance, beginning of year	$585	$603
Net liabilities disposed (1)	(61)	(75)
Increase (decrease) due to changes in estimates (2)	(128)	76
Liabilities settled	(36)	(55)
Accretion charges	37	36

Balance, end of year	$397	$585

(1)	Includes additions from drilling activity, facility capital spending and disposals from net property dispositions.
(2)	Includes $153 million decrease as a result of the increase in the discount rate (2014 – nil).

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 26

11. Risk management

Financial instruments consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior notes described in Note 9, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the syndicated bank facility.

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

As at December 31, 2015 and 2014, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

A comparison of the carrying value to the fair value of the financial instruments included in the balance sheet was as follows:

		Carrying value		Fair value
	Classification	2015	2014	2015	2014
Accounts receivable	Loans and receivables	$154	$182	$154	$182
Derivative financial assets	FV through profit/loss	107	133	107	133
Derivative financial liabilities	FV through profit/loss	3	19	3	19
Accounts payable and accrued liabilities	Financial liabilities	380	529	380	529
Dividends payable	Financial liabilities	—	70	—	70
Bankers’ acceptances and prime rate loans	Financial liabilities	462	—	462	—
Senior notes (1)	Financial liabilities	$1,478	$2,149	$1,368	$2,180

(1)	Calculated as the present value of the interest and principal payments at December 31.

The following table reconciles the changes in the fair value of financial instruments outstanding:

	Year ended December 31
Risk management asset (liability)	2015	2014
Balance, beginning of year	$114	$12
Unrealized gain (loss) on financial instruments:
Commodity collars, swaps and assignments	13	51
Electricity swaps	6	(2)
Interest rate swaps	—	1
Foreign exchange forwards	(47)	48
Cross currency swaps	18	4

Total fair value, end of year	$104	$114

Total fair value consists of the following:
Fair value, end of year – current asset portion	$44	$31
Fair value, end of year – current liability portion	(3)	(9)
Fair value, end of year – non-current asset portion	63	102
Fair value, end of year – non-current liability portion	—	(10)

Total fair value, end of year	$104	$114

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 27

Penn West records its risk management assets and liabilities on a net basis in the consolidated balance sheets. Excluding offsetting of counterparty positions, Penn West’s risk management assets and liabilities were as follows:

	As at December 31
	2015	2014
Risk management
Current asset	$44	$31
Non-current asset	63	102
Current liability	(3)	(9)
Non-current liability	$—	$(10)

Penn West had the following financial instruments outstanding as at December 31, 2015. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within Penn West’s credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing		Fair value (millions)
Natural gas
AECO Swaps	19,000 mcf/d	Jan/16 – Dec/16	$3.08/mcf		$4

Crude Oil
WTI Swaps	5,000 bbl/d	Jan/16 – Dec/16	$72.08/bbl		27
WTI Swaps	4,500 bbl/d	Jan/16 – Mar/16	$73.67/bbl		8
WTI Swaps	2,000 bbl/d	Apr/16 – Jun/16	$68.25/bbl		2
WTI Swaps	1,000 bbl/d	Jul/16 – Sep/16	$66.05/bbl		1
WTI Swaps	1,000 bbl/d	Oct/16 – Dec/16	$67.05/bbl		1
WTI Swaps	3,000 bbl/d	Jan/17 – Mar/17	$69.37/bbl		2

Electricity swaps
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh		(4)

Crude oil assignment
18 – month term	10,000 boe/d	Jan/16 – May/16	Differential WCS (Edm vs. WCS (USGC	) )	2

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$140	2016 – 2019	0.9951 CAD/USD		51
Short-term (< 1 year)	US$9	2016	1.3883 CAD/USD		—

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%		4
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%		6
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%		—

Total					$104

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 28

Based on December 31, 2015 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $3 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1 million.

Subsequent to December 31, 2015, the Company entered into additional gas swaps as follows: 4,700 mcf per day of production from February to December of 2016 at AECO $2.69 per mcf and 4,700 mcf per day of production in 2017 at AECO $2.96 per mcf.

The components of risk management on the Consolidated Statements of Loss are as follows:

	Year ended December 31
	2015	2014
Realized
Settlement of commodity contracts/assignment	$63	$(42)
Monetization of commodity contracts	18	—
Settlement of foreign exchange contracts	40	2
Monetization of foreign exchange contracts	95	—

Total realized risk management gain (loss)	216	(40)

Unrealized
Commodity contracts	21	53
Electricity swaps	6	(2)
Interest rate swaps	—	1
Crude oil assignment	(8)	(2)
Foreign exchange contracts	(47)	48
Cross-currency swaps	18	4

Total unrealized risk management gain (loss)	(10)	102

Risk management gain	$206	$62

A realized loss of $16 million (2014 - $6 million loss) on electricity contracts has been included in operating expenses for 2015.

Market Risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

Commodity Price Risk

Commodity price fluctuations are among the Company’s most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, world supply and demand fundamentals and geopolitical events. Natural gas prices are influenced by the price of alternative fuel sources such as oil or coal and by North American natural gas supply and demand fundamentals including the levels of industrial activity, weather, storage levels and liquefied natural gas activity. In accordance with policies approved by Penn West’s Board of Directors, the Company may, from time to time, manage these risks through the use of swaps, collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent, net of royalties, for one additional year thereafter. Risk management limits included in Penn West’s policies may be exceeded with specific approval from the Board of Directors.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 29

Foreign Currency Rate Risk

Prices received for crude oil are referenced to US dollars, thus Penn West’s realized oil prices are impacted by Canadian dollar to US dollar exchange rates. A portion of the Company’s debt capital is denominated in US dollars, thus the principal and interest payments in Canadian dollars are also impacted by exchange rates. When considered appropriate, the Company may use financial instruments to fix or collar future exchange rates to fix the Canadian dollar equivalent of crude oil revenues or to fix US denominated long-term debt principal repayments.

In 2015, the Company monetized a total of US$404 million of foreign exchange forward contracts on senior notes and settled foreign exchange forward contracts as part of normal course maturities and on prepayments made to its noteholders. At December 31, 2015, the following foreign currency forward contracts were outstanding:

Nominal Amount	Settlement date	Exchange rate
Buy US$9	2016	1.388 CAD/USD
Buy US$70	2017	0.999 CAD/USD
Buy US$70	2019	0.991 CAD/USD

At December 31, 2015, Penn West had US dollar denominated debt with a face value of approximately US$800 million (2014 - US$1.0 billion) on which the repayment of the principal amount in Canadian dollars was not fixed.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. The Company’s accounts receivable are principally with customers in the oil and natural gas industry and are generally subject to normal industry credit risk, which includes the ability to recover unpaid receivables by retaining the partner’s share of production when Penn West is the operator. For oil and natural gas sales and financial derivatives, a counterparty risk procedure is followed whereby each counterparty is reviewed on a regular basis for the purpose of assigning a credit limit and may be requested to provide security if determined to be prudent. For financial derivatives, the Company normally transacts with counterparties who are members of its banking syndicate or other counterparties that have investment grade bond ratings. Credit events related to all counterparties are monitored and credit exposures are reassessed on a regular basis. As necessary, provisions for potential credit related losses are recognized.

As at December 31, 2015, the maximum exposure to credit risk was $261 million (2014 – $315 million) which comprised of $154 million (2014 - $182 million) being the carrying value of the accounts receivable and $107 million (2014 – $133 million) related to the fair value of the derivative financial assets.

Interest Rate Risk

A portion of the Company’s debt capital can be held in floating-rate bank facilities, which results in exposure to fluctuations in short-term interest rates, which remain at lower levels than longer-term rates. From time to time, Penn West may increase the certainty of its future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates. As at December 31, 2015, 24 percent of the Company’s long-term debt instruments were exposed to changes in short-term interest rates (2014 – none).

As at December 31, 2015, a total of $1.5 billion (2014 – $2.1 billion) of fixed interest rate debt instruments was outstanding with an average remaining term of 3.1 years (2014 – 3.7 years) and an average interest rate of 7.6 percent (2014 – 6.0 percent).

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 30

Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet its financial liabilities as they come due. Management utilizes short and long-term financial and capital forecasting programs to ensure credit facilities are sufficient relative to forecast debt levels, dividend and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of swaps, collars and other financial instruments to increase the predictability of cash flow from operating activities. Refer to Note 9 for further discussion on liquidity risk.

The following table outlines estimated future obligations for non-derivative financial liabilities as at December 31, 2015:

	2016	2017	2018	2019	2020	Thereafter
Senior secured notes	$222	$238	$375	$201	$263	$179
Accounts payable and accrued liabilities	376	—	—	—	—	—
Share-based compensation accrual	4	3	—	—	—	—

Total	$602	$241	$375	$201	$263	$179

12. Income taxes

The provision for income taxes is as follows:

	Year ended December 31
	2015	2014
Deferred tax recovery	$(619)	$(118)

The provision for income taxes reflects an effective tax rate that differs from the combined federal and provincial statutory tax rate as follows:

	Year ended December 31
	2015	2014
Loss before taxes	$(3,265)	$(1,851)
Combined statutory tax rate (1)	26.2%	25.4%
Computed income tax recovery	$(855)	$(470)
Increase (decrease) resulting from:
Share-based compensation	1	2
Non-deductible foreign exchange losses	54	39
Disposition of goodwill	7	20
Non-deductible impairment	185	279
Changes in tax rates	41	—
Adjustments related to prior years	(53)	—
Other	1	12

Deferred tax recovery	$(619)	$(118)

(1)	The tax rate represents the combined federal and provincial statutory tax rates for the Company and its subsidiaries for the years ended December 31, 2015 and December 31, 2014.

Penn West has income tax filings that are subject to audit by taxation authorities, which may impact its deferred tax liability. Penn West does not anticipate adjustments arising from these audits and believes it has adequately provided for income taxes based on available information, however, adjustments that arise could be material.

During the second quarter, the corporate tax rate increased in Alberta from 10 percent to 12 percent which resulted in an increase in the Company’s deferred tax liability.

PENN WEST 2015	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 31

During 2015, with the Canada Revenue Agency (“CRA”) approval of the 2012 and 2013 SR&ED Investment Tax Credit (“ITC”) claims, the Company recognized $29 million of SR&ED ITC’s against the deferred tax liability and a reduction of PP&E assets.

The net deferred income tax liability is comprised of the following:

	Balance January 1, 2015	Provision (Recovery) in Income	Recognized in Property, Plant and Equipment	Balance December 31, 2015
Deferred tax liabilities (assets)
PP&E	$1,623	$(465)	$(29)	$1,129
Risk management	29	(17)	—	12
Decommissioning liability	(148)	41	—	(107)
Share-based compensation	(2)	—	—	(2)
Non-capital losses	(588)	(178)	—	(766)

Net deferred tax liability	$914	$(619)	$(29)	$266

	Balance January 1, 2014	Provision (Recovery) in Income	Recognized in Property, Plant and Equipment	Balance December 31, 2014
Deferred tax liabilities (assets)
PP&E	$1,940	$(309)	$(8)	$1,623
Risk management	3	26	—	29
Decommissioning liability	(153)	5	—	(148)
Share-based compensation	(5)	3	—	(2)
Non-capital losses	(745)	157	—	(588)

Net deferred tax liability	$1,040	$(118)	$(8)	$914

At December 31, 2015, Penn West had non-capital losses of $2.8 billion available for carry forward which expire in the years 2026 through 2030.

A deferred tax asset has not been recognized with respect to certain realized and unrealized capital losses in the amount of $223 million as these losses may only be applied against future capital gains.

13. Shareholders’ equity

a) Authorized

i) An unlimited number of Common Shares.

ii) 90,000,000 preferred shares issuable in one or more series.

Previously, Penn West had a Dividend Reinvestment and Optional Share Purchase Plan (the “DRIP”) that provided eligible shareholders the opportunity to reinvest quarterly cash dividends into additional common shares at a potential discount.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 32

If issued, preferred shares of each series would rank on parity with the preferred shares of other series with respect to accumulated dividends and return on capital. Preferred shares would have priority over the Common shares with respect to the payment of dividends or the distribution of assets.

b) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2014	489,077,284	$8,913
Issued on exercise of equity compensation plans	1,067,000	12
Issued to dividend reinvestment plan	7,175,803	58

Balance, January 1, 2015	497,320,087	$8,983
Issued on exercise of equity compensation plans	—	1
Issued to dividend reinvestment plan	4,843,076	10

Balance, December 31, 2015	502,163,163	$8,994

	Year ended December 31
Other Reserves	2015	2014
Balance, beginning of year	$89	$80
Share-based compensation expense	4	10
Net benefit on options exercised (1)	(1)	(1)

Balance, end of year	$92	$89

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

Preferred Shares

No Preferred Shares were issued or outstanding.

14. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The current plan came into effect on January 1, 2011.

Under the terms of the plan, at December 31, 2015, the number of options reserved for issuance under the Option Plan shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. Subsequent to year-end, in March 2016, the Option Plan was amended by the Board of Directors so that the number of options reserved for issuance under the Option Plan shall not exceed 5.25 percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 33

			Year ended December 31
	2015		2014
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	14,460,158	$13.91	14,951,830	$17.63
Granted	5,122,600	1.85	8,332,400	8.84
Exercised	—	—	(1,067,000)	9.80
Forfeited	(8,987,030)	11.39	(7,757,072)	16.20

Outstanding, end of year	10,595,728	$10.21	14,460,158	$13.91

Exercisable, end of year	3,907,426	$17.21	4,162,904	$20.14

		Options Outstanding		Options Exercisable
Range of Grant Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$ 1.00 - $ 7.99	3,780,150	$2.29	4.2	148,238	$4.76
$ 8.00 - $14.99	4,649,800	10.21	2.7	1,840,250	10.74
$15.00 - $21.99	1,134,590	20.80	1.2	887,750	20.72
$22.00 - $27.99	1,031,188	27.55	0.3	1,031,188	27.55

	10,595,728	$10.21	1.9	3,907,426	$17.21

Restricted Share Unit (“RSU”) plan

Under the RSU plan (formerly named the Long-term Retention and Incentive Plan “LTRIP”), Penn West employees receive consideration that fluctuates based on Penn West’s share price on the TSX and, at the discretion of the Board, is paid in either cash or shares. Eligible employees receive a grant of a specific number of units (each of which notionally represents a common share) that vest over a three-year period with the value paid to the employee in either cash or shares on each vesting date. If the service requirements are met, the cash or share consideration paid is based on the number of units vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date.

	Year ended December 31
RSU awards (number of shares equivalent)	2015	2014
Outstanding, beginning of year	3,166,476	2,813,769
Granted	9,156,290	2,749,440
Vested and paid	(1,281,077)	(1,132,029)
Forfeited	(4,715,735)	(1,264,704)

Outstanding, end of year	6,325,954	3,166,476

At December 31, 2015, RSU obligations of $3 million were classified as a current liability (2014 - $4 million) included in accounts payable and accrued liabilities and $2 million were classified as a non-current liability (2014 - $3 million) included in other non-current liabilities.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 34

Deferred Share Unit (“DSU”) plan

The DSU plan became effective January 1, 2011, allowing Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan. At December 31, 2015, 457,398 DSUs (2014 – 181,873) were outstanding and $1 million was recorded as a current liability (2014 – $1 million).

Performance Share Unit (“PSU”) plan

The PSU plan became effective February 13, 2013, allowing Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Members of the Board of Directors are not eligible for the PSU Plan.

	Year ended December 31
PSU awards (number of shares equivalent)	2015	2014
Outstanding, beginning of year	771,020	969,723
Granted	1,483,000	620,000
Vested	(294,567)	(570,770)
Forfeited	(336,572)	(247,933)

Outstanding, end of year	1,622,881	771,020

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At December 31, 2015, $1 million was classified as a non-current liability (December 31, 2014 – $1 million) and included in other non-current liabilities.

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan, which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the RSU, DSU and PSU is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Year ended December 31
	2015	2014
Options	$4	$10
RSU	2	2

Share-based compensation	$6	$12

In 2015, both the DSU and PSU expense was insignificant (2014 – insignificant). During 2015, there was nil PSU expense (2014 - $1 million) accelerated and reclassified from share-based compensation to restructuring expense in the Consolidated Statement of Income (Loss) as it related to the severance of former executives.

The share price used in the fair value calculation of the RSU, PSU and DSU obligations at December 31, 2015 was $1.17 (2014 – $2.43).

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 35

A Black-Scholes option-pricing model was used to determine the fair value of options granted under the Option Plan with the following fair value per option and weighted average assumptions:

	Year ended December 31
	2015	2014
Average fair value of options granted (per share)	$0.63	$1.14
Expected life of options (years)	4.0	4.0
Expected volatility (average)	43.7%	35.3%
Risk-free rate of return (average)	0.6%	1.4%
Dividend yield (average)	2.0%	5.5%

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

15. Dividends

Dividends were previously paid quarterly at the discretion of the Board of Directors and were deducted from retained earnings as declared.

In 2015, Penn West paid dividends of $85 million or $0.17 per share (2014 - $275 million or $0.56 per share). In September 2015, Penn West suspended the Dividend plan effective after the October 15, 2015 payment until further notice.

16. Per share amounts

The number of incremental shares included in diluted earnings per share is computed using the average volume-weighted market price of shares for the period. In addition, contracts that could be settled in cash or shares are assumed to be settled in shares if share settlement is more dilutive.

	Year ended December 31
	2015	2014
Net loss – basic and diluted	$(2,646)	$(1,733)

The weighted average number of shares used to calculate per share amounts is as follows:

	Year ended December 31
	2015	2014
Basic and Diluted	501,977,401	493,668,553

For 2015, 10.6 million shares (2014 – 14.5 million) that would be issued under the Option Plan were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 36

17. Changes in non-cash working capital (increase) decrease

	Year ended December 31
	2015	2014
Accounts receivable	$28	$83
Other current assets	4	11
Deferred funding obligation	17	15
Accounts payable and accrued liabilities (1)	(152)	(82)

	$(103)	$27

Operating activities	$31	$(32)
Investing activities	(134)	59

	$(103)	$27

Interest paid	$167	$158
Income taxes recovered	$2	$—

(1)	Includes long-term share-based payment plans.

18. Capital management

Penn West manages its capital to provide a flexible structure to support capital programs, dividend policies, production maintenance and other operational strategies. Attaining a strong financial position enables the capture of business opportunities and supports Penn West’s business strategy of providing strong shareholder returns.

Penn West defines capital as the sum of shareholders’ equity and long-term debt. Shareholders’ equity includes shareholders’ capital, other reserves and retained earnings (deficit). Long-term debt includes bank loans and senior secured notes.

Management continuously reviews Penn West’s capital structure to ensure the objectives and strategies of Penn West are being met. The capital structure is reviewed based on a number of key factors including, but not limited to, current market conditions, hedging positions, trailing and forecast debt to capitalization ratios, debt to EBITDA and other economic risk factors. Dividends are paid quarterly at the discretion of the Board of Directors. In September 2015, Penn West suspended the Dividend plan effective after the October 15, 2015 payment until further notice.

The Company is subject to certain quarterly financial covenants under its secured, syndicated credit facility and the senior secured notes. These financial covenants are typical for senior secured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization as defined in Penn West’s lending agreements. As at December 31, 2015, the Company was in compliance with all of its financial covenants under such lending agreements.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 37

	Year ended December 31
(millions, except ratio amounts)	2015	2014
Components of capital
Shareholders’ equity	$2,935	$5,582
Long-term debt	$1,940	$2,149

Ratios
Senior debt to EBITDA (1)	4.6	2.1
Total debt to EBITDA (2)	4.6	2.1
Senior debt to capitalization (3)	40%	28%
Total debt to capitalization (4)	40%	28%
Priority debt to consolidated tangible assets (5)	—	—

EBITDA (6)	$427	$1,022

Credit facility debt and senior notes	$1,940	$2,149
Letters of credit (7)	15	5

Senior debt and total debt	1,955	2,154
Total shareholders’ equity	2,935	5,582

Total capitalization	$4,890	$7,736

(1)	Less than 5:1 and not to exceed 5.5:1 in the event of a material acquisition.
(2)	Less than 5:1.
(3)	Not to exceed 50 percent.
(4)	Not to exceed 55 percent.
(5)	Priority debt not to exceed 15% of consolidated tangible assets.
(6)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management and impairment provisions are excluded.
(7)	Letters of credit defined as financial covenants under the lending agreements are included in the calculation.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants. Please refer to Note 9 for discussion.

The Company intends to continue to actively identify and evaluate hedging opportunities in order to reduce its exposure to fluctuations in commodity prices and protect its future cash flows and capital programs.

19. Commitments and contingencies

Penn West is committed to certain payments over the next five calendar years and thereafter as follows:

	2016	2017	2018	2019	2020	Thereafter
Long-term debt	$222	$238	$375	$663	$263	$179
Transportation	27	59	75	76	76	296
Power infrastructure	19	9	9	9	9	7
Drilling rigs	11	7	—	—	—	—
Interest obligations	125	92	73	37	17	21
Office lease	65	62	62	63	63	280
Decommissioning liability	$21	$21	$20	$19	$18	$298

Penn West’s syndicated bank facility has $1.2 billion due for renewal on May 6, 2019. In addition, Penn West has an aggregate of $1.5 billion in senior notes maturing between 2016 and 2025.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 38

Penn West’s commitments relate to the following:

•	Transportation commitments relate to costs for future pipeline access. In 2014, Penn West temporarily assigned a portion of its commitment (35,000 boe per day) on the Flanagan South line for terms of 18 and 30 months.

•	Power infrastructure commitments pertain to electricity contracts.

•	Drilling rigs are contracts held with service companies to ensure Penn West has access to specific drilling rigs at the required times.

•	Interest obligations are the estimated future interest payments related to Penn West’s debt instruments.

•	Office leases pertain to total leased office space. A portion of this office space has been sub-leased to other parties to minimize Penn West’s net exposure under the leases. The future office lease commitments above will be reduced by sublease recoveries totaling $337 million. For 2015, lease costs, net of recoveries totaled $19 million.

•	The decommissioning liability represents the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

In February 2016, Penn West announced it had entered into agreements to settle all class action proceedings in Canada and United States against the Company related to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of Penn West’s historical financial statements and related MD&A in 2014. The settlement agreements provide for a payment of $53 million split evenly between Canadian and US investors that will be fully funded by insurance coverage maintained by Penn West. As a result, the payment will not impact the Company’s cash or financial position. The proposed settlements are subject to the satisfaction of the conditions stated in the settlement documents as well as the receipt of court approval in each of Alberta, Ontario and Quebec and in New York. There can be no assurance that these conditions will be satisfied or that the settlements will be approved by the courts. The receipt of such court approvals is dependent on a number of factors and therefore the timing thereof cannot be predicted at this time.

20. Related-party transactions

Operating entities

The consolidated financial statements include the results of Penn West Petroleum Ltd. and its wholly-owned subsidiaries, notably the Penn West Petroleum Partnership. Transactions and balances between Penn West Petroleum Ltd. and all of its subsidiaries are eliminated upon consolidation.

Compensation of key management personnel

Key management personnel include the President and Chief Executive Officer, Executive Vice Presidents, Senior Vice-Presidents and the Board of Directors. The Human Resources & Compensation Committee makes recommendations to the Board of Directors who approves the appropriate remuneration levels for management based on performance and current market trends. Compensation levels of the Board of Directors are recommended by the Corporate Governance committee of the Board. The remuneration of the directors and key management personnel of Penn West during the year is below.

	Year ended December 31
	2015	2014
Salary and employee benefits	$4	$4
Termination benefits	1	6
Share-based payments (1)	—	2

	$5	$12

(1)	Includes changes in the fair value of PSUs and non-cash charges related to the Option Plan and DSU for key management personnel.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 39

21. Supplemental Items

In the consolidated financial statements, compensation costs are included in both operating and general and administrative expenses. For 2015, employee compensation costs of $61 million (2014 - $70 million) were included in operating expenses and $87 million (2014 - $118 million) were included in general and administrative expenses.

PENN WEST 2015	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 40